

December 23, 2013

Via E-mail
Jon Gangelhoff
Chief Financial Officer
GWG Holdings Inc.
220 South Sixth Street
Suite 1200
Minneapolis, MN 55402

> **Re:** **GWG Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed October 30, 2013**
> **File No. 333-174887**

Dear Mr. Gangelhoff:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

1. Please confirm to us that you will remove the full non-GAAP income statement from future filings including in your Forms 10-Q. Refer to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

2. Please explain to us your basis for the recognition of a $3.2 million non-cash gain, resulting from the return of 865,000 shares of your common stock by Athena Securities and your return to Athena Securities of "certain shares" of Athena Structured Funds. Tell us where this gain is classified in your statements of operations, provide us the calculation of the gain, and refer us to the technical guidance upon which you have relied in determining your accounting treatment. Further, tell us why you apparently have reflected this non-cash transaction as a cash transaction in your statements of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant